SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June [2], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 6 June 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
Address of principal office — Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC.

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a Statement of the Board of Directors in connection with the disclosure made by Mr. John Gokongwei, Jr. dated 5 June 2002 regarding a binding Memorandum of Agreement executed between First Pacific Group Company Limited of Hongkong ("FPCL") and the Gokongwei Group on 4 June 2002.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 6 June 2002

Distribution Copies:

5 copies - Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT

STATEMENT OF THE BOARD OF DIRECTORS OF PLDT

This is in connection with the disclosure made by Mr. John Gokongwei, Jr. dated 5 June 2002 regarding a binding Memorandum of Agreement executed between First Pacific Group Company Limited of Hong Kong ("FPCL") and the Gokongwei Group on 4 June 2002. As reported, "[t]he Memorandum of Agreement provides for the creation of a joint venture between the Gokongwei Group and the First Pacific Group to acquire the First Pacific Group's Philippine telecommunications ... interests. The joint venture will control a 24.46% economic interest (and a corresponding 31.59% voting interest) in Philippine Long Distance Telephone Company ("PLDT") ... The Gokongwei Group will own 2/3 of the joint venture while the First Pacific Group will own 1/3."

Based on the foregoing, it is clear from the disclosure that Mr. John Gokongwei, Jr. and his group of companies (which now own and control Digital Telecommunications, Phils., Inc. or "Digitel") seek to gain control of PLDT.

The PLDT Board of Directors, in consonance with their fiduciary duties to the corporation, its stockholders, and creditors, conducted a special meeting on 5 June 2002 and unanimously approved resolutions to uphold PLDT's best interests, to wit:

> "1. The PLDT Board of Directors, in the exercise of its fiduciary duties, shall hold in abeyance and defer any action that may be required from the PLDT Directors or PLDT in connection with the implementation of the Transaction until the PLDT Board of Directors has fully examined and analyzed all the possible implications of the Transaction on PLDT, particularly on its financial stability going forward. The PLDT Board of Directors shall ensure that the Transaction (i) shall not be prejudicial or detrimental to the best interests of PLDT and its shareholders, officers, executives, employees, and creditors (ii) shall not be violative of PLDT's Articles of Incorporation and By-laws.
>
> "2. The PLDT Board of Directors will ensure that the provision of Article V, Section 1 of PLDT's By-laws, which provides that "[n]o person shall qualify or be eligible for nomination or election to the

Board of Directors if he is engaged in any business that competes with or is antagonistic to that of the corporation or its subsidiaries" is enforced and complied with, in order to protect the interests of PLDT, its shareholders, officers, executives, employees, and creditors.

"3. Pending the full review of the PLDT Board of Directors pursuant to No. 1 above, all officers, executives, employees, advisors, and consultants of PLDT and its subsidiaries and affiliates are strictly prohibited and enjoined from providing or otherwise sharing any information or data pertaining or relating to PLDT and its subsidiaries and affiliates to any person directly or indirectly associated with the Transaction or any party thereto, even if such person or party is an existing shareholder (or director, officer, employee, agent, representative or advisor of such shareholder) of PLDT or any of its subsidiaries or affiliates.

"4. The Chairman of the Board and the President and Chief Executive are authorized to retain the services of financial, legal and other advisors or consultants for the purpose of providing independent advice to the PLDT Board of Directors on the Transaction and its implications on PLDT, to ensure that the interests of PLDT, its shareholders, officers, executives, employees, and creditors are amply protected."

On the basis of official records filed by the Gokongwei Group with the Securities and Exchange Commission, the PLDT Board has determined that:

1. Mr. Gokongwei, as the controlling person and beneficial owner of Digitel, is engaged in the telecommunications business that competes with or is antagonistic to PLDT or its subsidiaries as contemplated by Article V, Section 1 (i) of the PLDT's By-Laws.

2. The membership in the PLDT Board of Mr. Gokongwei, as the controlling person and beneficial owner of Digitel, and/or his nominees will cause the violation of the laws against monopolies and combinations in restraint of trade as contemplated by Article V, Section 1 (ii) of the PLDT's By-Laws.

3. The proposed transaction is prejudicial and detrimental to the financial interests of PLDT.

Upon advice of counsel, the PLDT Board has decided to fully and vigorously implement the above resolutions to protect and safeguard the best interests of PLDT, its shareholders, employees and creditors. In spite of the Gokongwei Group's declaration that JG Summit Holdings, Inc. and Digitel will not participate in the said acquisition, PLDT is mandated to protect itself from direct or indirect, competing and antagonistic interests. Therefore, the reported Gokongwei Group's acquisition and inevitable control, regardless of the choice of corporate vehicle, will still be covered by the pertinent provisions of PLDT's By-Laws. Consequently, the PLDT Board will not permit any preparatory acts, such as due diligence inquiries pertaining to PLDT, its subsidiaries, and affiliates, which will constitute a circumvention of PLDT's By-Laws.

BOARD OF DIRECTORS
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
6th JUNE 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: June 7, 2002